# FORM 8-K
## CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **November 23, 2013**

# AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

| **Virginia** | **0-12820** | **54-1284688** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**628 Main Street, Danville, VA 24541**

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **434-792-5111**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

**Item 2.02 Results of Operations and Financial Condition**

**On November 23, 2013, American National Bankshares Inc. reports fourth quarter earnings for 2013.**

**Item 9.01 Financial Statements and Exhibits**

**(d) Exhibits:**

**99.1  November 23, 2013 News Release**

**99.2 Quarterly Balance Sheets, Statements of Income, Net Interest Income Analysis and Selected Financial Data**

**Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.**

**Date: November 23, 2013**

                                               **/s/ William W. Traynham**
                                               **Senior Vice President and Chief Financial Officer**